BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Vice President
Telephone: (212) 250-4599


                                       February 13, 1998




Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Textron Inc.


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of
1934, the following is one copy of the Schedule
13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,



                                   Damian P. Reitmeyer


Enclosures



            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No.  10 )*

                       Textron Inc.
          _______________________________________
                      NAME OF ISSUER:
             Common Stock (Par Value $0.1225)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         883203101
          _______________________________________
                       CUSIP NUMBER

     Check the following box if a fee is beingpaid with this statement [ ]. (A fee is not requiredonly if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 7 Pages
CUSIP No. 883203101                     Page 2 of 7 Pages



1.NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON

  Bankers Trust New York Corporation, its wholly-owned subsidiary, Bankers Trust Company. 13-6180473


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
*
          (A)  [ ]
          (B)  [ ]


3.SEC USE ONLY



4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Bankers Trust New York Corporation and Bankers Trust
  Company are New York Corporations


 NUMBER OF     5. SOLE VOTING POWER

  SHARES


BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY


  EACH         7. SOLE DISPOSITIVE POWER

REPORTING


 PERSON        8. SHARED DISPOSITIVE POWER

  WITH

CUSIP No. 883203101                     Page 3 of 7 Pages



9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON




10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES *

                    [ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9




12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK;





















CUSIP No. 883203101                     Page 4 of
7 Pages



Item 1(a)    NAME OF ISSUER:

             Textron Inc.

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
             OFFICES:

             40 Westminster Street
             Providence, Rhode Island  02903

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             130 Liberty Street
             New York, New York  10006

Item 2(c)    CITIZENSHIP:

     Bankers Trust New York Corporation, Bankers
     Trust Company,are corporations incorporated in the State of New York with their principal business offices located in New York.














CUSIP No. 883203101                     Page 5 of 7 Pages

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock (Par Value $0.1225) of Textron
             Inc., a Delaware corporation.

Item 2(e)    CUSIP NUMBER:

             883203101

Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation,

      (g)    [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company,

      (b)    [X] Bank as defined in section 3(a)(6) of the
                 Act.

Item 4       OWNERSHIP:

      (a)    Amount Beneficially Owned:


      (b)  Percent of Class:


      (c)  Number of shares as to which the Bank has:

           (i)  sole power to vote or to directthe
                 vote -

           (ii) shared power to vote or to direct the vote -

           (iii)sole power to dispose or to direct the disposition of -


           (iv) shared power to dispose or to direct the disposition of -


CUSIP No. 883203101                     Page 6 of 7 Pages



Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             If this statement is being filed to
             report the fact that as of the date
             hereof the reporting person has
             ceased to be the beneficial owner of
             more than five percent of the class of
             securities, check the following [X].


Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
             OF ANOTHER PERSON:



Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
             SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
             REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
             THE GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.













CUSIP No. 883203101                     Page 7 of
7 Pages


Item 10      CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1997

Signature:  Bankers Trust New York Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary















                 EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


        Bankers Trust New York Corporation

                         |
                       100%
                         |

               Bankers Trust Company